Petzey Technology, Inc.

Financial Statements (Unaudited)

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

PETZEY TECHNOLOGY, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Petzey Technology, Inc.
McKinney, Texas

We have reviewed the accompanying financial statements of Petzey Technology, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 3, 2022
Glen Allen, Virginia

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

PETZEY TECHNOLOGY, INC.

Balance Sheets (Unaudited)
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 177,417	$ 217,418
Prepaid expenses	-	10,492
Total current assets	177,417	227,910
Property and equipment - net	572	1,132
Total assets	$ 177,989	$ 229,042
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Paycheck Protection Program loan	$ 113,360	$ 83,330
Accounts payable	199,769	13,306
Accrued expenses	161,153	-
Total current liabilities	474,282	96,636
Stockholders' equity (deficit):		
Common stock $0.00001 par value; 25,000,000 shares authorized; 10,697,840 shares issued and outstanding	107	107
Preferred stock $0.00001 par value; 5,500,000 shares authorized; 5,375,512 shares issued and outstanding	54	54
SAFE - Future equity obligation	600,000	-
Additional paid-in capital	3,124,862	3,124,862
Accumulated deficit	(4,021,316)	(2,992,617)
Total stockholders' (deficit) equity	(296,293)	132,406
Total liabilities and stockholders' (deficit) equity	$ 177,989	$ 229,042

See report of independent accountants and accompanying notes to financial statements.

PETZEY TECHNOLOGY, INC.

Statements of Operations (Unaudited)
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	1,112,029	1,527,710
Operating loss	(1,112,029)	(1,527,710)
Other income (expense):		
Interest expense	-	(42,002)
Paycheck Protection Program loan forgiveness	83,330	-
Total other income (expense)	83,330	(42,002)
Net loss	$ (1,028,699)	$ (1,569,712)

See report of independent accountants and accompanying notes to financial statements.

PETZEY TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit) (Unaudited)
Years Ended December 31, 2021 and 2020

	Common Stock	Preferred Stock	SAFE - Future Equity Obligation	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2020	$ 107	$ -	$ -	$ -	$ (1,422,905)	$ (1,422,798)
Convertible notes converted to preferred stock	-	29	-	1,624,887	-	1,624,916
Issuance of preferred stock	-	25	-	1,499,975	-	1,500,000
Net loss	-	-	-	-	(1,569,712)	(1,569,712)
Balance, December 31, 2020	107	54	-	3,124,862	(2,992,617)	132,406
Issuance of SAFEs	-	-	600,000	-	-	600,000
Net loss	-	-	-	-	(1,028,699)	(1,028,699)
Balance, December 31, 2021	$ 107	$ 54	$ 600,000	$ 3,124,862	$ (4,021,316)	$ (296,293)

See report of independent accountants and accompanying notes to financial statements.

PETZEY TECHNOLOGY, INC.

Statements of Cash Flows (Unaudited)
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (1,028,699)	$ (1,569,712)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	560	560
Paycheck Protection Program loan forgiveness	(83,330)	-
Change in operating assets and liabilities:		
Prepaid expenses	10,492	(9,744)
Accounts payable	186,463	5,094
Accrued expenses	161,153	137,872
Net cash used in operating activities	(753,361)	(1,435,930)
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan	113,360	-
Proceeds from issuance of SAFEs	600,000	-
Proceeds from issuance of preferred stock	-	1,500,000
Net cash provided by financing activities	713,360	1,500,000
Net change in cash	(40,001)	64,070
Cash, beginning of year	217,418	153,348
Cash, end of year	$ 177,417	$ 217,418
Supplemental disclosure of non-cash transactions:		
Convertible notes principal and interest converted to		
preferred stock	$ -	$ 1,624,916

See report of independent accountants and accompanying notes to financial statements.

PETZEY TECHNOLOGY, INC.

Notes to Financial Statements (Unaudited)

1. Summary of Significant Accounting Policies:

Nature of Business: Petzey Technology Inc. ("the Company") was formed as a corporation in the state of Delaware on September 17, 2017 and is headquartered in McKinney, Texas. Through its proprietary mobile app, the Company provides immediate pet healthcare access to its network of virtual pet professionals.

Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on raising additional funds through equity rounds that will support growth. The focus will be on growth through increased spending on marketing, public relations, software development, and user adoption rates. By raising capital, the Company believes it will be able to accelerate its growth and take advantage of the demand in the market. The Company believes with the execution of its strategic plan it will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment are stated at cost and consists primarily of office equipment. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Depreciation expense was $560 for 2021 and 2020.

Paycheck Protection Program ("PPP") Loan: The Company's policy is to account for the PPP loan (see Note 3) as debt. The Company will continue to record the loan as debt until either (1) the loan is partially or entirely forgiven and the debtor has been legally released, at which point the amount forgiven would be recorded into income or (2) the Company pays off the loan.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $85,836 for 2021 and $297,781 for 2020.

1. **Summary of Significant Accounting Policies, Continued:**

   Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

   Subsequent Events: Management has evaluated subsequent events through March 3, 2022, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Convertible Notes:**

   The Company had various convertible notes outstanding during 2020 with a total principal amount of $1,500,000. The notes bore interest at 6% per annum. The full principal amount of the convertible notes of $1,500,000 and accrued interest totaling $124,916 was converted into 2,934,911 shares of preferred stock during 2020.

3. **Paycheck Protection Program Loan:**

   In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

3.   **Paycheck Protection Program Loan, Continued:**

During May 2020, the Company received a PPP loan in the amount of $83,330 with a maturity date of May 2022. The loan accrued interest at 0.98%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

In March 2021, the Company was notified that the PPP loan was fully forgiven and as such the Company has reflected the full amount of $83,330 as other income in the accompanying statements of operations.

During March 2021, the Company received another PPP loan in the amount of $113,360 with a maturity date of March 2023. The loan accrues interest at 0.98%. The Company is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

As the PPP loan was still outstanding and the Company has not yet been approved for forgiveness, the Company has reflected the full principal balance of the loan as debt in the accompanying balance sheet for 2021.

4.   **SAFE – Future Equity Obligation:**

During 2021, the Company issued various Simple Agreements for Future Equity ("SAFE") for a total amount of $600,000. The SAFEs do not bear interest and convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFEs which would occur if any of the previous events take place or the SAFEs are settled by the Company in stock or payment of amounts due as defined in the agreement. The total balance of the SAFEs of $600,000 was outstanding at December 31, 2021.

5.   **Stockholders' Equity:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 30,500,000 shares of stock. The stock is split between 25,000,000 shares of common stock and 5,500,000 shares of preferred stock, each at $0.00001 par value per share. The Company had 10,697,840 shares of common stock and 5,375,512 shares of preferred stock issued and outstanding at December 31, 2021 and 2020. The holder of each share of common and preferred stock is entitled to one vote per share. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

As defined by the 2017 Equity Incentive Plan, the Company has 2,063,082 stock options authorized for the purchase of common stock with a term of ten years. There were no stock options issued or outstanding under the equity incentive plan for 2021 or 2020.

6. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $4,000,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.